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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MedAire, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

U58215101
(CUSIP Number)

Joan Sullivan Garrett
Gaelic, LLC
2448 Squawbush Place
Phoenix, Arizona 85048
(480) 229-5200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D
CUSIP NO. U58215101

1)	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) Gaelic, LLC

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO

5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power: 0 8) Shared Voting Power: 15,226,065 9) Sole Dispositive Power: 0 10) Shared Dispositive Power: 15,226,065

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,226,065

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11) 26.47%(1)

14)	Type of Reporting Person OO

___________________

1	The 26.47% beneficial ownership is based on the Issuer’s representation in its Form 10-Q that there were 57,527,960 shares of Common Stock issued and outstanding as of May 11, 2007.

SCHEDULE 13D
CUSIP NO. U58215101

1)	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) Joan Sullivan Garrett

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO

5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power: 10,400 8) Shared Voting Power: 15,226,065 9) Sole Dispositive Power: 10,400 10) Shared Dispositive Power: 15,226,065

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,236,465

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11) 26.49%(1)

14)	Type of Reporting Person IN

___________________

1	The 26.49% beneficial ownership is based on the Issuer’s representation in its Form 10-Q that there were 57,527,960 shares of Common Stock issued and outstanding as of May 11, 2007.

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment”) amends the Schedule 13D/A filed on behalf of Gaelic, LLC and Joan Sullivan Garrett with the Securities and Exchange Commission on April 23, 2007, with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of MedAire, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive office is 80 E. Rio Salado Parkway, Suite 610, Tempe, Arizona 85281.

Item 2.	Identity and Background.

No change.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On June 5, 2007, Gaelic sold 1,725,000 shares of Procuro common stock to Excellus for a purchase price of (Australian Dollars) A$1.20 per share of Procuro common stock.

Item 4.	Purpose of Transaction.

No change.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

Based on the Issuer’s Form 10-Q, as of May 11, 2007, there were 57,527,960 shares of Common Stock of the Issuer outstanding. As of the date hereof, Gaelic is deemed to beneficially own 15,226,065 shares of Common Stock, representing 26.47% of the 57,527,960 outstanding shares of the Issuer. Garrett and Gaelic hold shared voting and dispositive power over 15,226,065 shares of Common Stock due to Garrett’s role as director of Procuro and because Garrett has the authority to direct how votes of Issuer Common Stock are cast with respect to the number of shares of Procuro common stock owned by Gaelic in certain instances described in the Shareholders Agreement. As of the date of this Amendment, Garrett also has sole voting and dispositive power with respect to 10,400 shares of Common Stock, however, Garrett has initiated the transfer of all 10,400 shares of Common Stock to Procuro in exchange for 10,400 shares of Procuro common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2007
Gaelic, LLC, an Arizona limited liability company f/k/a Connemara, LLC

	By:	/s/ Joan Sullivan Garrett

Joan Sullivan Garrett, Manager

/s/ Joan Sullivan Garrett

Joan Sullivan Garrett

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)